EXHIBIT 11

                        COMPUTATION OF PER SHARE EARNINGS
                 (In thousands, except earnings per share data)


                                             Nine months ended
                                                  September 30
                                              2000          1999
                                              ----          ----

Net (loss) income                      ($1,179,373)  ($1,993,580)
Basic earnings per common share              ($.15)        ($.39)
Diluted earnings per common share            ($.15)        ($.39)
Weighted average common shares
outstanding                                  8,054         5,167
Weighted average common shares
outstanding assuming                         8,054         5,167
dilution



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